SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

DIEDRICH COFFEE, INC.

(Name of Subject Company)

DIEDRICH COFFEE, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

253675201

(CUSIP Number of Class of Securities)

Sean M. McCarthy

Chief Financial Officer

Diedrich Coffee, Inc.

28 Executive Park, Suite 200

Irvine, California 92614

(949) 260-1600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

John M. Williams

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, California 92612

(949) 451-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Diedrich Coffee, Inc., a Delaware corporation (“Diedrich”), with the Securities and Exchange Commission (the “SEC”) on December 11, 2009, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Diedrich with the SEC on December 31, 2009, January 11, 2010 and January 14, 2010, respectively (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Green Mountain Coffee Roasters, Inc., a Delaware corporation (“GMCR”), through its wholly owned subsidiary, Pebbles Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), to acquire all issued and outstanding shares of Diedrich’s common stock, par value $0.01 per share (“Common Stock”), in exchange for, with respect to each share, the right to receive $35.00 in cash, without interest, upon the terms and subject to the conditions set forth in GMCR’s offer to purchase, dated December 11, 2009 (the “Offer to Purchase”). The Offer to Purchase is contained in the Schedule TO filed by GMCR with the SEC on December 11, 2009 (as amended or supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal (the “Letter of Transmittal,” together with the Offer to Purchase and any amendments or supplements thereto, collectively constituting the “Offer”). Any capitalized term used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Schedule 14D-9.

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the second paragraph with the following:

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, and as amended or supplemented from time to time, this “Statement”) relates is the common stock, par value $0.01 per share, of Diedrich (“Common Stock”).

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by replacing the subsection entitled “Interests of Diedrich’s Directors and Executive Officers” with the following:

Interests of Diedrich’s Directors and Executive Officers

Diedrich’s directors and executive officers are as follows:

Name	Age(1)	Position with Diedrich
Paul C. Heeschen	52	Chairman of the Board of Directors(3)
Gregory D. Palmer(2)	53	Director
J. Russell Phillips	60	Director, President and Chief Executive Officer(4)
Timothy J. Ryan(2)	69	Vice Chairman of the Board of Directors
James W. Stryker(2)	62	Director
Sean M. McCarthy	48	Chief Financial Officer and Secretary(5)
James L. Harris	46	Vice President—Sales
Dana A. King	46	Vice President—Information Services & Customer Fulfillment

(1)	All ages are as of December 10, 2009.
(2)	Members of the special committee of the board of directors.
(3)	On January 20, 2010, Mr. Heeschen was appointed to the position of Executive Chairman, effective as of February 1, 2010.
(4)	On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010.
(5)	On January 22, 2010, Mr. McCarthy was appointed to the position of President and Chief Financial Officer of Diedrich, effective as of February 1, 2010.

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the words “Change-in-Control Provisions Applicable to Mr. Phillips,” in the first paragraph of the subsection entitled “Potential Payments Upon Termination or Change in Control.”

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the fourth paragraph of the subsection entitled “Diedrich Stock Options,” and the corresponding table immediately following such paragraph, with the following:

As of December 10, 2009 (except as noted below), the following directors and officers of Diedrich have outstanding and unexercised option awards specified below and will receive consideration for such options as described above, which consideration, net of the respective exercise prices, will have estimated cash values as set forth below (based on a cash value of $35.00 as the Offer Consideration for each share of Common Stock).

Name	Number of Shares of Common Stock Underlying Unexercised Options (#)	Net Consideration to be Received for Unexercised Options ($)
James L. Harris	20,000	$653,600
Paul C. Heeschen	96,250	$3,027,893
Dana A. King	20,000	$630,200
Sean M. McCarthy	20,000	$626,200
Gregory D. Palmer	60,000	$1,924,350
J. Russell Phillips(1)	145,000	$4,602,150
Timothy J. Ryan	185,000	$5,783,050
James W. Stryker	30,000	$1,036,950

(1)	The number of shares of common stock underlying unexercised options and the net consideration to be received for unexercised options is provided as of January 22, 2010 for Mr. Phillips, as a result of the Separation Agreement and General Release entered into by Diedrich and Mr. Phillips on January 22, 2010, whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010.

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by deleting in its entirety the subsection entitled “Change in Control Provisions Applicable to Mr. Phillips.”

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by replacing the subsection entitled “Change in Control and Termination Provisions Applicable to Mr. McCarthy” with the following:

Change in Control and Termination Provisions Applicable to Mr. McCarthy

Mr. McCarthy is entitled to a severance payment equal to nine months of annual base salary if he is terminated by Diedrich without cause, provided that he executes a customary release of Diedrich. Mr. McCarthy was appointed President and Chief Financial Officer of Diedrich, effective as of February 1, 2010, and entered into a letter agreement dated January 22, 2010 (the “Letter Agreement”) related to such appointment. Under the Letter Agreement, Mr. McCarthy will receive a lump sum severance payment equal to his annual base salary if he is terminated for any reason other than a “Just Cause Dismissal” (as defined in Article IX of Diedrich’s 2000 Equity Incentive Plan) instead of the nine months of annual base salary severance payment described above, provided that Mr. McCarthy executes a complete release of Diedrich and GMCR in connection with or related to his employment with Diedrich. Mr. McCarthy is also entitled to a stock appreciation payment upon the consummation of a change in control transaction, provided that he executes a general release of Diedrich. For this purpose, a change in control transaction is defined as a transaction that results in a non-affiliate of Diedrich acquiring 90% of the outstanding shares of Common Stock. The stock appreciation payment payable to Mr. McCarthy upon the consummation of a change in control transaction is equal to the product of (i) the difference determined by subtracting $5.00 from the per share price at which at least 90% of the outstanding shares of Common Stock is acquired, multiplied by (ii) 100,000.

In connection with the Offer and the Merger, Mr. McCarthy will receive an aggregate amount of $3,626,200, which is comprised of (i) a payment of $3,000,000 (constituting the stock appreciation payment) and (ii) a payment of $626,200 in connection with Diedrich options owned by him (as outlined in the table above). Under the prior employment letter agreement, if Mr. McCarthy were to be terminated without cause following the Merger, Mr. McCarthy would also receive a lump sum payment of $168,750, provided that he executes a customary release of Diedrich. However, pursuant to the Letter Agreement entered into in connection with his appointment as President and Chief Financial Officer, effective as of February 1, 2010, if Mr. McCarthy is terminated for any reason other than a “Just Cause Dismissal” (as defined in Article IX of Diedrich’s 2000 Equity Incentive Plan) following the Merger, Mr. McCarthy will receive a lump sum payment of $275,000 (instead of the lump sum payment of $168,750 described above), provided that Mr. McCarthy executes a complete release of Diedrich and GMCR in connection with or related to his employment with Diedrich.

The foregoing description is qualified in its entirety by reference to the letter agreement with Sean McCarthy, dated May 1, 2008, and the Letter Agreement with Mr. McCarthy, which are filed herewith as Exhibits (e)(24) and (e)(26), respectively, and are incorporated herein by reference.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the subsection entitled “Litigation” with the following:

On January 22, 2010, Diedrich and the members of the Board filed with the Superior Court of the State of California for the County of Orange (the “Court”) a demurrer seeking the dismissal of the causes of action alleged in the Amended Complaint. On January 27, 2010, GMCR and Purchaser filed with the Court a demurrer seeking the dismissal of the causes of action alleged in the Amended Complaint. A hearing on the two demurrers is currently scheduled for February 26, 2010. Diedrich, GMCR and Purchaser believe that the allegations of the Amended Complaint are without merit and intend to vigorously contest the action.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately before the subheading “Forward-Looking Statements”:

Leadership Transition

On January 25, 2010, Diedrich issued a press release announcing that, effective February 1, 2010, Mr. Heeschen will assume the role of Executive Chairman and Mr. McCarthy will be promoted to President of Diedrich in connection with the previously announced departure of Diedrich’s Chief Executive Officer, J. Russell Phillips.

The full text of the press release issued by Diedrich on January 25, 2010, announcing the leadership transition is filed as Exhibit (a)(10) hereto and is incorporated herein by reference.

Item 9.	Exhibits.

Item 9 is supplemented by adding the following exhibits:

Exhibit	Description

(a)(10)	Press Release issued on January 25, 2010 (incorporated by reference to Exhibit 99.2 of Diedrich’s Current Report on Form 8-K, filed by Diedrich on January 27, 2010).

(e)(25)	Separation Agreement and General Release, dated as of January 22, 2010, by and between Diedrich Coffee, Inc. and J. Russell Phillips (incorporated by reference to Exhibit 10.5 of Diedrich’s Quarterly Report on Form 10-Q, filed by Diedrich on January 25, 2010).

(e)(26)	Letter Agreement with Sean M. McCarthy, dated as of January 22, 2010 (incorporated by reference to Exhibit 10.6 of Diedrich’s Quarterly Report on Form 10-Q, filed by Diedrich on January 25, 2010).

Annex A

Annex A to the Schedule 14D-9 is hereby amended and supplemented by replacing the first two paragraphs of the section entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and the corresponding table immediately following such paragraphs, with the following:

The following table sets forth information regarding the beneficial ownership of Common Stock as of January 25, 2010 by:

•	each person or group of affiliated persons who Diedrich knows beneficially owns more than 5% of Common Stock;

•	each of Diedrich’s directors and nominees;

•	each of Diedrich’s named executive officers; and

•	all of Diedrich’s directors and executive officers as a group.

Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The table below includes the number of shares underlying options and warrants that are exercisable within 60 days from January 25, 2010.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class (%)(2)
Sequoia Enterprises L.P. 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	3,260,604	(3)	44.0

WF Trust 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	750,000	(4)	12.4

Financial & Investment Management Group, LTD 111 Cass Street, Traverse City, MI 49684	533,342	(5)	9.3

D.C.H., L.P. 450 Newport Center Drive, Suite 450 Newport Beach, CA 92660	419,268	(6)	7.3

Gamco Investors, Inc. et al One Corporate Center Rye, New York 10580-1435	356,088	(7)	6.2

Clarus Capital Group Management LP 237 Park Avenue, Suite 900 New York, NY 10017	287,733	(8)	5.0

Hudson Bay Overseas Fund, Ltd. Walkers SPV Limited, Walker House P.O. Box 908GT, Mary Street Georgetown, Grand Cayman Cayman Islands	218,790	(9)	3.8

Hudson Bay Fund, L.P. 120 Broadway, 40th Floor New York, NY 10271	123,070	(9)	2.1

Paul C. Heeschen	4,527,293	(10)	58.0

Timothy J. Ryan	75,000	(11)	1.3

Gregory D. Palmer	60,000	(12)	1.0

James W. Stryker	30,500	(13)	*

J. Russell Phillips	148,000	(14)	2.5

Sean M. McCarthy	25,000	(15)	*

James L. Harris	6,666	(16)	*

Dana A. King	12,666	(17)	*

All directors and executive officers as a group (10 persons)	4,904,377	(18)	60.0

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person named in this table is c/o Diedrich Coffee, Inc., 28 Executive Park, Suite 200, Irvine, California 92614, Attn: Corporate Secretary.
(2)	Calculated pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934. Shares of Common Stock not outstanding that are subject to options or warrants exercisable by the holder thereof within 60 days of December 10, 2009 are deemed outstanding for the purposes of calculating the number and percentage owned by such stockholder, but not deemed outstanding for the purpose of calculating the percentage of any other person. Unless otherwise noted, all shares listed as beneficially owned by a stockholder are actually outstanding.
(3)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership. Includes 250,000 shares subject to warrants that are immediately exercisable and will expire on June 30, 2014, 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013 and 70,000 shares subject to warrants that are immediately exercisable and will expire on April 29, 2014.
(4)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole trustee with sole voting and investment power as to all shares beneficially owned by the trust. Includes 300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013.
(5)	According to the Schedule 13G filed on March 23, 2009, Financial & Investment Management Group, LTD (“FIMG”) is a registered investment advisor that manages individual client accounts. All 533,342 shares represented in that filing have shared voting power and are held in accounts owned by the clients of FIMG. FIMG disclaims beneficial ownership of all such shares.
(6)	Paul C. Heeschen, the chairman of Diedrich’s board of directors, is the sole general partner of this limited partnership with voting and investment power as to all shares beneficially owned by the limited partnership.
(7)	According to the Schedule 13D/A filed on January 11, 2010, such Schedule 13D/A has been filed by Mario J. Gabelli (“Mario Gabelli”) and various entities that he directly or indirectly controls or for which he acts as chief investment officer. The Schedule 13D/A indicates that Mario Gabelli is deemed to have beneficial ownership of the shares owned beneficially by each of the filing persons. Each of the Reporting Persons and Covered Persons (both as defined in the Schedule 13D/A) has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the shares reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except as noted in the Schedule 13D/A.
(8)	According to the Schedule 13G filed on February 13, 2007, includes sole voting power relating to 235,713 and shared voting power relating to 52,020 shares beneficially owned by Clarus Capital Group Management LP. The general partner to Clarus Capital Group Management LP is Clarus Capital Management, LLC. Ephraim Fields is the managing member of Clarus Capital Group Management, LLC and as such controls Clarus Capital Group Management LP.
(9)	According to the Schedule 13G filed on December 2, 2009, Hudson Bay Capital Management, L.P. serves as investment manager with respect to the Hudson Bay Fund, L.P. and the Hudson Bay Overseas Fund, Ltd. and shares voting and dispositive power in connection with the 123,070 shares beneficially owned by Hudson Bay Fund, L.P. and the 218,790 shares beneficially owned by Hudson Bay Overseas Fund, Ltd. Sander Gerber serves as an executive officer of Hudson Bay Capital Management, L.P. Each of Hudson Bay Capital Management, L.P. and Mr. Gerber disclaims any beneficial ownership of any such shares, except for their pecuniary interest therein.
(10)	Includes (i) 3,260,604 shares beneficially owned by Sequoia Enterprises L.P. (“Sequoia”) (250,000 shares subject to warrants that are immediately exercisable and will expire on June 30, 2014, 1,367,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013 and 70,000 shares subject to warrants that are immediately exercisable and will expire on April 29, 2014), and (ii) 419,268 shares beneficially owned by D.C.H., L.P. Mr. Heeschen is the sole general partner of each of these partnerships with voting and investment power as to all of such shares. Includes 750,000 shares beneficially owned by WF Trust (300,000 shares subject to warrants that are immediately exercisable and will expire on August 26, 2013). Mr. Heeschen is the sole trustee with sole voting and investment power as to all shares beneficially owned by the trust. Includes 97,421 shares owned personally by Mr. Heeschen (96,250 shares subject to options that are exercisable within 60 days), and 250 shares held by Paul C. Heeschen Revocable Living Trust.
(11)	Includes 75,000 shares subject to options that are exercisable within 60 days.
(12)	Includes 60,000 shares subject to options that are exercisable within 60 days.
(13)	Includes 30,000 shares subject to options that are exercisable within 60 days.
(14)	Pursuant to the terms of the Separation Agreement, all unvested Options terminate and become unexercisable as of January 22, 2010. Includes 145,000 shares subject to options that are exercisable within 60 days.
(15)	Includes 20,000 shares subject to options that are exercisable within 60 days.
(16)	Includes 6,666 shares subject to options that are exercisable within 60 days.
(17)	Includes 11,666 shares subject to options that are exercisable within 60 days.
(18)	Includes 2,449,914 shares subject to options and warrants that are exercisable within 60 days.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by replacing, in the section entitled “DIRECTORS AND EXECUTIVE OFFICERS OF DIEDRICH,” the subsection entitled “Information Regarding the Directors of Diedrich” with the following:

Information Regarding the Directors of Diedrich

Our directors are elected once a year at Diedrich’s annual meeting of stockholders. Diedrich’s bylaws provide that Diedrich’s board of directors shall consist of between three and seven directors with the precise number to be determined by resolution of Diedrich’s board of directors. The authorized number of members of Diedrich’s board of directors is currently five.

On December 19, 2008, Diedrich’s board of directors appointed James W. Stryker as a director and a member of the audit committee. Mr. Stryker currently serves as Chairman of the audit committee.

The following table lists Diedrich’s directors and provides their respective ages and titles as of December 10, 2009.

Name	Age	Title	Director Since
Paul C. Heeschen(1)	52	Chairman of the Board of Directors(4)	1996
Gregory D. Palmer(2)(3)	53	Director	2006
J. Russell Phillips	60	Director, President and Chief Executive Officer(5)	2007
Timothy J. Ryan(1)(2)(3)	69	Vice Chairman of the Board of Directors	2005
James W. Stryker(2)(3)	62	Director	2008

(1)	Member of the compensation committee of the board of directors.
(2)	Member of the audit committee of the board of directors.
(3)	Member of the special committee of the board of directors.
(4)	On January 20, 2010, Mr. Heeschen was appointed to the position of Executive Chairman, effective as of February 1, 2010.
(5)	On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010.

There are no family relationships among any of the directors or executive officers of Diedrich. The principal occupation for at least the last five years of each director, as well as other information, is set forth below.

Paul C. Heeschen joined Diedrich’s board of directors in January 1996. In February 2001, the board of directors elected him as chairman. On January 20, 2010, Mr. Heeschen was appointed to the newly created position of Executive Chairman, effective as of February 1, 2010. Since 1995, Mr. Heeschen has been a principal of Heeschen & Associates, a private investment firm. He is also the sole general partner of Sequoia, WF Trust, D.C.H., L.P. and a trustee of the Paul C. Heeschen Revocable Living Trust, each of which are stockholders of Diedrich. Mr. Heeschen serves on the board of directors of PC Mall, Inc., a publicly traded supplier of technology solutions for business, government and educational institutions, as well as consumers.

Gregory D. Palmer joined Diedrich’s board of directors in September 2006. From January 1998 to June 2006, Mr. Palmer was the president and chief executive officer of RemedyTemp, Inc., a staffing services company. Mr. Palmer also served as a director of RemedyTemp, Inc. from January 2001 to June 2006.

J. Russell Phillips joined Diedrich’s board of directors on April 18, 2007 through appointment by Diedrich’s board of directors. On February 7, 2008, Mr. Phillips was appointed Diedrich’s Chief Executive Officer. On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010. From 2004 to 2008, Mr. Phillips served as the managing principal of Transom Partners, an executive consultancy group that facilitates and develops new strategies with CEOs and executive teams. From 1994 to 2004, Mr. Phillips served as chief executive officer and president of SHURflo, the leading manufacturer of high quality precision pumps, controls, motors and systems serving the food service, industrial and RV/marine markets. From 1972 to 1994, Mr. Phillips worked for several pump companies in various managerial capacities.

Timothy J. Ryan joined Diedrich’s board of directors in October 2005. Effective April 8, 2009, Mr. Ryan was appointed vice chairman of the board. Mr. Ryan previously served as Diedrich’s chief executive officer from November 1997 to October 2000. Since April 1999, he has been a director of Rubio’s Restaurants, Inc., a publicly traded fast-casual fresh Mexican grill restaurant chain. From December 1995 to December 1996, Mr. Ryan served as president and chief operating officer of Sizzler U.S.A., a division of Sizzler International, Inc., and as a director of Sizzler International, Inc., of which he also served as a senior vice president. From November 1988 to December 1993, Mr. Ryan served as senior vice president of marketing at Taco Bell Worldwide and, from December 1993 to December 1995, he served as senior vice president of Taco Bell’s Casual Dining Division.

James W. Stryker joined Diedrich’s board of directors in December 2008 through appointment by Diedrich’s board of directors and currently serves as chairman of the audit committee. From May 2006 to April 2008, Mr. Stryker was the executive vice president and chief financial officer of Perkins & Marie Callender’s Inc., a chain of two restaurant concepts. From October 2001 to April 2006, Mr. Stryker served as executive vice president, chief financial officer of Wilshire Restaurant Group, Inc. (dba Marie Callender’s). From March 1999 to October 2001, Mr. Stryker was senior vice president, chief financial officer of The Johnny Rockets Group, Inc. From January 1996 to March 1999 Mr. Stryker was Vice President, Finance and chief financial officer of Rubio’s Restaurants, Inc. From 1994 to December 1995, Mr. Stryker was vice president, Finance and Administration of American Restaurant Group, Inc. Prior to that, Mr. Stryker spent sixteen years with El Torito Restaurants, Inc. including eight years as executive vice president and chief financial officer.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by replacing, in the section entitled “DIRECTORS AND EXECUTIVE OFFICERS OF DIEDRICH,” the first paragraph of the subsection entitled “Information Regarding Executive Officers of Diedrich,” and the corresponding table immediately following such paragraph, with the following:

Diedrich’s executive officers as of December 10, 2009 are as follows and will serve in such capacities until his or her successor is duly appointed or until his or her resignation or removal:

Name	Age	Position(s) Held
Paul C. Heeschen(1)	52	Chairman of the Board
J. Russell Phillips(2)	60	Director, President and Chief Executive Officer
Sean M. McCarthy(3)	48	Chief Financial Officer and Secretary
James L. Harris	46	Vice President—Sales
Dana A. King	46	Vice President—Information Services & Customer Fulfillment

(1)	On January 20, 2010, Mr. Heeschen was appointed to the position of Executive Chairman, effective as of February 1, 2010.
(2)	On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010.
(3)	On January 22, 2010, Mr. McCarthy was appointed to the positions of President and Chief Financial Officer of Diedrich, effective as of February 1, 2010.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by adding the following paragraph above the third paragraph (beginning “J. Russell Phillips”) in the subsection entitled “Information Regarding Executive Officers of Diedrich,” in the section entitled “DIRECTORS AND EXECUTIVE OFFICERS OF DIEDRICH”:

Paul C. Heeschen was appointed to the position of Executive Chairman, effective as of February 1, 2010. See “Information Regarding the Directors of Diedrich” for information relating to Mr. Heeschen.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by replacing, in the section entitled “EXECUTIVE COMPENSATION AND OTHER INFORMATION,” the subsection entitled “Summary Compensation Table” with the following:

Summary Compensation Table

The following table sets forth compensation earned or paid during the fiscal year ended June 24, 2009 by Diedrich’s Chief Executive Officer and two other most highly compensated executive officers who were serving as Diedrich’s executive officers at the end of the last completed fiscal year (collectively, the “named executive officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
J. Russell Phillips, President and Chief Executive Officer(4)	2009	$275,000	$62,700	$203,890	$165,000	$720	(5)	$707,310
	2008	105,769	—	99,908	—	26,917	(6)	232,594
Sean M. McCarthy, Chief Financial Officer and Secretary(7)	2009	225,000	90,000	—	90,000	3,016	(8)	408,016
	2008	214,425	—	—	—	4,014	(9)	218,439
James L. Harris, Vice President—Sales	2009	180,000	—	11,499	54,000	15,190	(10)	260,689
	2008	2,077	—	—	—	462	(11)	2,539

(1)	Diedrich paid discretionary bonuses in the amounts identified in this column for fiscal year 2009 to the Chief Executive Officer and Chief Financial Officer for the completion of the Transaction with Praise International North America, Inc. pursuant to which Diedrich sold the Gloria Jean’s U.S. franchise and retail operations.
(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2009 and 2008 fiscal years for the fair value of stock options for each of the named executive officers in accordance with Accounting Standards Codification topic 718. Pursuant to rules of the SEC, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2009 and 2008 grants, refer to Note 1 to the consolidated financial statements of Diedrich’s Annual Report on Form 10-K filed with the SEC on September 22, 2009. These amounts reflect Diedrich’s accounting expense for these awards, and do not correspond to the actual value that may be received by the named executive officers.
(3)	Amounts identified in this column for fiscal year 2009 were earned by the Chief Executive Officer and Chief Financial Officer based on achievement of certain targets of Diedrich’s financial performance. The amount identified for fiscal year 2009 earned by the Vice President of Sales was primarily based on specific sales and profitability targets.
(4)	Mr. Phillips became Diedrich’s President and Chief Executive Officer in February 2008. Mr. Phillips’ annual base salary is $275,000. On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010.
(5)	Consists of health fitness membership reimbursement in the amount of $720.
(6)	Consists of a signing bonus payment in the amount of $25,000 and health fitness membership reimbursement in the amount of $1,917.
(7)	On January 22, 2010, Mr. McCarthy was appointed to the positions of President and Chief Financial Officer of Diedrich, effective as of February 1, 2010.
(8)	Consists of 401(k) matching contributions by Diedrich in the amount of $2,271 and health fitness membership reimbursement in the amount of $745.
(9)	Consists of 401(k) matching contributions by Diedrich in the amount of $2,077 and health fitness membership reimbursement in the amount of $1,937.
(10)	Consists of auto allowance in the amount of $12,000, 401(k) matching contributions by Diedrich in the amount of $138 and health fitness membership reimbursement in the amount of $3,052.
(11)	Consists of auto allowance in the amount of $462.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by replacing, in the section entitled “EXECUTIVE COMPENSATION AND OTHER INFORMATION,” the subsection entitled “Employment Agreements with Current Named Executive Officers” with the following:

Employment Agreements with Current Named Executive Officers

J. Russell Phillips. Effective February 7, 2008, Mr. Phillips entered into an employment agreement with us appointing him President and Chief Executive Officer. Mr. Phillips’s employment agreement provides for compensation consisting of, among other things, (i) an annual base salary of $275,000 and (ii) a grant of options to purchase 275,000 shares of Common Stock pursuant to a Stock Option Agreement, described below. In addition, Mr. Phillips is eligible to receive (i) a bonus equal to up to 75% of his annual base salary, 80% of which would be paid upon achievement of certain defined objectives and 20% of which would be paid based upon the discretion of Diedrich’s compensation committee and (ii) benefits under all other benefit plans generally provided to Diedrich’s other executive officers.

Mr. Phillips’s options consist of non-qualified stock options to purchase up to 275,000 shares of Common Stock, which vest over three (3) years, with one-third (1/3) of the options vesting on each anniversary of the effective date until all options have vested. The options will fully vest and become immediately exercisable upon a change in control (as such term is defined in Mr. Phillip’s employment agreement). Unless an earlier termination occurs, the options will expire ten years after the effective date of the Stock Option Agreement.

On January 22, 2010, Diedrich and Mr. Phillips entered into a Separation Agreement and General Release (the “Separation Agreement”) whereby Mr. Phillips and Diedrich agreed that Mr. Phillips’ employment as President and Chief Executive Officer of Diedrich will terminate on January 31, 2010 (the “Separation Date”). Pursuant to the terms of the Separation Agreement, Mr. Phillips has a period of 180 days from the Separation Date to exercise any vested Options (as defined in the Separation Agreement), and upon expiration of such period, all vested but unexercised Options will terminate and become unexercisable. Further, all unvested Options shall terminate and become unexercisable as of the date of the Separation Agreement. Pursuant to the Separation Agreement, the vesting of 45,834 Options was accelerated so that the total number of vested Options is 137,500. Additionally, on the eighth day following the Separation Date, Diedrich shall make a lump sum payment of $250,000 to Mr. Phillips provided that Mr. Phillips has executed a release and waiver and complied with the other terms and conditions of the Separation Agreement.

Sean M. McCarthy. On January 22, 2010, Mr. McCarthy was appointed to the positions of President and Chief Financial Officer of Diedrich, effective as of February 1, 2010. In connection with this appointment, Diedrich and Mr. McCarthy entered into a letter agreement dated January 22, 2010 (the “Letter Agreement”), which provides for an increase in Mr. McCarthy’s (i) annual base salary to $275,000, and (ii) participation in Diedrich’s bonus/incentive plan to 60% of his annual base salary, which will be paid based upon the achievement of specific criteria identified by our board of directors. In the event that Mr. McCarthy is terminated by Diedrich for any reason other than a “Just Cause Dismissal” (as defined in Article IX of Diedrich’s 2000 Equity Incentive Plan), Mr. McCarthy will be eligible to receive a lump sum severance payment that has been increased to an amount equal to his annual base salary, provided that Mr. McCarthy executes a complete release of Diedrich in connection with or related to his employment with Diedrich. The terms of Mr. McCarthy’s employment letter agreements dated December 30, 2005 and May 1, 2008 that are not inconsistent with the terms of the Letter Agreement will continue to remain in effect, and the terms of the Letter Agreement control in the event that there is any conflict between the Letter Agreement and such prior employment letter agreements.

Annex A to the Schedule 14D-9 is hereby further amended and supplemented by replacing, in the section entitled “EXECUTIVE COMPENSATION AND OTHER INFORMATION,” the subsection entitled “Change in Control Agreements” with the following:

Change in Control Agreements

Potential Payments Upon Termination or Change in Control

Some of Diedrich’s officers are entitled to receive certain payments upon a change in control under individual employment agreements or may be entitled to receive certain payments under severance agreements. In addition, Diedrich’s board of directors may in its discretion accelerate the vesting of options upon a change in control.

Upon a termination for cause, officers are not entitled to receive compensation after such termination and their options terminate upon such termination. In the event of an involuntary not for cause termination, termination following a change in control and in the event of disability of the executive officer, certain executive officers may be entitled to receive compensation or payments upon such termination as described below. The amounts shown below assume that such termination was effective as of June 24, 2009 and use the closing price of Common Stock as of June 24, 2009 ($16.93), and thus include amounts earned through such time. These figures are estimates of the amounts that would be paid out to the executive officers upon their termination. The actual amounts to be paid can only be determined at the time of such executive officer’s separation from Diedrich.

Sean M. McCarthy. As described above, Mr. McCarthy will be entitled to a severance payment equal to nine months of annual base salary if he is terminated by Diedrich without cause, provided that he executes customary release of Diedrich. As discussed in more detail above, Mr. McCarthy was appointed President and Chief Financial Officer of Diedrich, effective as of February 1, 2010, and entered into the Letter Agreement related to such appointment. Under the Letter Agreement, Mr. McCarthy will receive a lump sum severance payment equal to his annual base salary if he is terminated for any reason other than a “Just Cause Dismissal” (as defined in Article IX of Diedrich’s 2000 Equity Incentive Plan) instead of the nine months of annual base salary severance payment described above, provided that Mr. McCarthy executes a complete release of Diedrich in connection with or related to his employment with Diedrich. Mr. McCarthy will also be entitled to a stock appreciation payment upon the consummation of a change in control transaction, provided that he executes a general release of Diedrich. For the foregoing purpose, a change in control transaction is defined as a transaction that results in a non-affiliate of Diedrich acquiring 90% of the outstanding shares of Common Stock. The stock appreciation payment payable to Mr. McCarthy upon the consummation of a change in control transaction is equal to the product of (i) the difference determined by subtracting $5.00 from the per share price at which at least 90% of the outstanding shares of Common Stock is acquired, multiplied by (ii) 100,000.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2010

DIEDRICH COFFEE, INC.

By:	/s/ SEAN M. MCCARTHY
Name:	Sean M. McCarthy
Title:	Chief Financial Officer